РТ Элемтэ Министрлыгы

«КАЗАН ШӘҺӘРЕ ТЕЛЕФОН ЧЕЛТӘРЕ» АЖ

420061, г. Казань, ул. Н.Ершова, 55е

ГТС

Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

Телефон : 75-08-08

Факс: 72-23-21

[redacted]

02028393

Исх. № 23 от 20.02.2002

EXEMPTION # 82-4754

PROCESSED

APR 19 2002

THOMSON FINANCIAL

02 APR 12 AM 9:3

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

SUPPL

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. Changes in the quarterly report for 4 quarter of 2001 .

Yours truly,
General Director
Fahriev A. M.

ГТС
ИНН 1653007966

dlw 4/16

«Approved»

by Board of Directors
Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set» (Kazan GTS)
Minutes № 13 dated of 28.01.2002

The chairman of board of directors
R.T. Minister of Communications R.G. Zalyalov ____________
(Signature)

Seal

QUARTERLY REPORT BY ISSUER OF SECURITIES

2001 IV QUARTER

Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set»

Issuer code : 55110-D
Place of location: Republic of Tatarstan
Mail address: 55-e, N. Ershov Str., Kazan, 420061

« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»

General Director A. M. Fahriev ____________

Chief Accountant L.V. Tyugaeva ____________

23.01.2002

Contact person: ***Elvira R. Akhmadullina***
Position: ***Engineer SC dpt.***
Tel: ***(8432) 72-63-93***
Fax: ***(8432) 72-23 -21***
E-Mail: *elia@gts.kazan.su*

19. Participants of Issuer.
Total number of shareholders (participants): *2 279*

32. Number of personnel.

The number of personnel including branches and representation offices for the reported quarter constitutes *1 058* people

42. Essential facts (event, action), having a place in accounting quarter.

Date of occurrence of the fact (event, action): ***1.10.2001***

Code: ***1155110D01102001***

Type of securities : The nominal documentary coupon series 04 bond
Date of charging the income under the bonds: 31.08.2001.
Time of income payment under the bonds: from 01.10.2001 to 30. 11.2001.
Body of the emitter accepting the decision on payment of the income: the board of directors
Size of interest charged on one bond: 1 % of nominal value.
Total of the bonds of one series, on which the dividends are charged: 1202 pieces
The form of payment of the income: money.

Date of occurrence of the fact (event, action): ***26.09.2001***

Code: ***1555110D26092001***

September 17, 2001 the board of directors of OAO "Kazan GTS" has decided to pay the income under OAO "Kazan GTS" telephone loan series 04 bonds.
The list of bond holders having the right on reception of the income is to be made as of August 31, 2001.

Date of occurrence of the fact (event, action): ***15.10.2001***

Code: ***1155110D15102001***

Type of securities : The nominal documentary coupon bond, series 05, coupon 5, tranche 3
Date of charging the income under the bonds: 15.10.2001.
Time of income payment under the bonds: from 15.10.2001 to 15.10.2001.
Body of the emitter accepting the decision on payment of the income: a joint executive body
Size of interest charged on one bond: 22,2 % annual.
Total of the bonds of one tranche, on which the dividends are charged: 100 000 pieces
The form of payment of the income: money.

Date of occurrence of the fact (event, action): ***12.10.2001***

Code: ***1355110D12102001***

October 4, 2001 OAO "Kazan GTS" board of the directors accepted the following decisions:

1. To ratify the Decision on issue and prospectus of issue OAO "Kazan GTS" nominal non-documentary telephone loan 06 series bonds in amount of 5000 (five thousand) pieces, with nominal value 3500 (three thousand five hundred) roubles each. A method of accommodation of the bonds - closed subscription.
2. To entrust ZAO IC "Elemte" as the general agent on organization of the issue of nominal non-documentary telephone loan 06 series bonds .

Results of voting: the decisions are accepted unanimously.
6 members of Board of directors participated in the meeting, the quorum for acceptance of the decision was present.

Date of occurrence of the fact (event, action): ***12.11.2001***

Code: ***1155110D12112001***

Type of securities : The nominal documentary common and preferred shares
Date of the decision of dividends payment: 27.04.2001
Body of the emitter accepting the decision on dividends payment: general meeting of shareholders
Date of drawing up the list of the shareholders, having the right on reception of the dividends: 28.02.2001
Time of dividends payment: from 12.11.2001 to 28.12.2001.
Size of dividend paid on one share:
Common share: 20% of nominal value
Preferred share: 100% of nominal value
Total of the shares of one category, on which the dividends are paid: Common share: 41 142 291 pieces
Preferred shares: 924 300 pieces
The form of payment of the income: money.

Date of occurrence of the fact (event, action): *20.11.2001*
Code: *1555110D20112001*
Type of securities : The nominal documentary coupon bond, series 05, coupon 6, tranche 1
Date of drawing up the list of the bondholders, having the right on reception of the income: 13-00 Moscow time 20.11.2001

Date of occurrence of the fact (event, action): *21.11.2001*
Code: *1155110D21112001*
Type of securities : The nominal documentary coupon bond, series 05, coupon 6, tranche 1
Date of charging the income under the bonds: the- list is drawn up at 13-00 Moscow time 20.11.2001
Date of income payment under the bonds: 21.11.2001
Size of interest charged on one bond: 22,2 % annual.
Total of the bonds of one tranche, on which the income is charged: 100 000 pieces
The form of payment of the income: money.

Date of occurrence of the fact (event, action): *18.12.2001*
Code: *1555110D18122001*

Type of securities : The nominal documentary coupon bond, series 05, coupon 6, tranche 2
Date of drawing up the list of the bondholders, having the right on reception of the income: 13-00 Moscow time 18.12.2001

Date of occurrence of the fact (event, action): *19.12.2001*
Code: *1155110D19122001*

Type of securities : The nominal documentary coupon bond, series 05, coupon 6, tranche 2
Date of charging the income under the bonds: the list is drawn up at 13-00 Moscow time 18.12.2001
Date of income payment under the bonds: 19.12.2001
Size of interest charged on one bond: 22,2 % annual.
Total of the bonds of one tranche, on which the income is charged: 100 000 pieces
The form of payment of the income: money.

Date of occurrence of the fact (event, action): *24.12.2001*
Code: *1355110D24122001*
December, 14 the following decisions on conclusion of bargains were accepted at the meeting of OAO "Kazan GTS"board of directors:
1. To acquire ZAO IC "Elemte" shares of the additional issue on a total sum of 3500 000 roubles.
2. To pay for the acquired ZAO IC "Elemte" shares with a 2-nd floor of a building located at Baumana st, 17, that the company owns, which costs 1 million roubles (the estimation of cost was conducted by the independent appraiser OOO "REALESTATE", appendix 2) and with OAO "Kazan

GTS" common shares, redeemed from the shareholders and which are an asset of the company, in amount of 1 893 940 pieces at the price of 1.32 rubles for 1 share on a total sum of 2 500 000.8 rbl.

52. Loans, received by the Issuer and its affiliated companies for the reported quarter.
Information on debt amount, accounts payable of the issuer on the end date of reported quarter.

Parameter	**Balance on the beginning of the year (ths.rbl.)**	**Received (ths.rbl.)**	**Paid off (ths.rbl.)**	**Balance On the end of quarter (ths.rbl.)**
Long term bank credits	129 352	74 722	80 274	123 800
Including overdue	-	-	-	-
Other long term loans	78 062	45 034	91 283	31 813
Including overdue	-	-	-	-
Sort term bank credits	-	-	-	-
Including overdue	-	-	-	-
Bank credits for employees	-	-	-	-
Including overdue	-	-	-	-
Other short term loans	-	-	-	-
Including overdue	-	-	-	-

53. Accounts receivable and accounts payable of the Issuer and his affiliates for the reported period

Information on volume of Accounts receivable and accounts payable of the Issuer for the reported period

Parameter	Balance on the beginning of the year (ths.rbl.)	Received (ths.rbl.)	Paid off (ths.rbl.)	Balance on the end of quarter (ths.rbl.)
1) accounts receivable:				
Short-term	51 997	513 395	503 059	62 333
Including overdue	-	-	-	-
With more than 3 months' duration	-	-	-	-
Including on:				
Long-term	-	-	-	-
Including overdue	-	-	-	-
With more than 3 months' duration	-	-	-	-
Including on:				
2) accounts payable				
Short-term	24 058	284 189	257 844	50 403
Including overdue	-	-	-	-
With more than 3 months' duration	-	-	-	-
Including on:				
Long-term				
Securities:				
Received				
Given				
3) Bills' moves:				
Given bills				
Including overdue				
Including on:				